Exhibit 99.2

WANG & LEE GROUP, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2024, AND DECEMBER 31, 2023

(In thousands of U.S. dollars except share and per share data)

	As of
	June 30, 2024	December 31, 2023
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$4,650	$5,210
Accounts receivables – current, net	3,108	3,997
Contract assets, net	537	1,651
Retention receivables – current, net	247	118
Other receivables	127	132
Other receivables – related parties	1	1
Advance and prepayments	745	189
Total current assets	9,415	11,298

NON-CURRENT ASSETS
Accounts receivables – non-current, net	926	-
Retention receivables – non-current, net	220	220
Right-of-use assets, operating lease, net	149	207
Plant and equipment, net	58	66

TOTAL ASSETS	$10,768	$11,791

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term bank loans - current	$1,717	$1,149
Operating lease liability - current	112	113
Finance lease liability - current	11	10
Account payables	652	1,157
Other payables	255	332
Contract liabilities	1,214	997
Other payables – related parties	957	1,347
Total current liabilities	4,918	5,105

NON-CURRENT LIABILITIES
Operating lease liability – non-current	35	89
Finance lease liability – non-current	30	35
Long-term bank loans – non-current	500	553
TOTAL LIABILITIES	5,483	5,782

COMMITMENTS AND CONTINGENCIES	-	-

SHAREHOLDERS’ EQUITY
Ordinary share, no par value; 15,093,847 shares issued and outstanding as of June 30, 2024 and December 31, 2023	8,350,002	8,350,002
Additional paid-in-capital	503	503
Accumulated deficit	(3,594)	(2,870)
Accumulated other comprehensive income	26	26

Total shareholders’ equity	5,285	6,009
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$10,768	$11,791

WANG & LEE GROUP, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

(In thousands of U.S. dollars except share and per share data)

	2024	2023
	(Unaudited)	(Unaudited)
Contract revenues	$1,884	$1,437
Contract costs	1,938	1,184
Gross (loss) profit	(54)	253

Selling expenses	-	-
General and administrative expenses	(690)	(1,894)
Total operating expenses	(690)	(1,894)

Operating loss	(744)	(1,641)

Other income (expenses)
Other income	83	42
Interest expense	(63)	(25)
Total other income	20	17

Loss before taxes	(724)	(1,624)

Provision for income taxes	-	-

NET LOSS	$(724)	$(1,624)

Other comprehensive loss
Foreign currency translation adjustment	(0)	(3)
Total comprehensive loss	$(724)	$(1,627)

Loss per share – Basic and diluted	$(0.05)	$(0.11)
Basic and diluted weighted average shares outstanding	15,093,847	15,096,331